REITLER
BROWN &
ROSENBLATT LLC                                      800 Third Avenue, 21st Floor
-----------------------                                  New York, NY 10022-7604
ATTORNEYS AT LAW                                              Tel (212) 209-3050
                                                              Fax (212) 371-5500


                                                June 1, 2005

CONFIDENTIAL
VIA OVERNIGHT COURIER
The Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

        RE: Advaxis, Inc. - Amendment No. 3 to Form SB-2
            (Registration No. 333-122504)
            Objection to Public Disclosure of Information
            ---------------------------------------------

Dear Sir:

         In connection with the filing by Advaxis, Inc., a Colorado corporation (the "Company"), of its Amendment No. 3 to Form SB-2 under the Securities Act of 1933, as amended (the "Form SB-2"), the Company hereby applies for an order of the Securities and Exchange Commission (the "Commission"), pursuant to Rule 24b-2 ("Rule 24b-2") promulgated under the Securities Exchange Act of 1934 as amended (the "Act"), granting confidential treatment to selected portions (hereinafter referred to as the "Confidential Information") of that certain Clinical Research Services Agreement, dated April 6, 2005, between Pharm-Olam International Ltd., a Texas limited partnership, and the Company. The Agreement was filed as Exhibit 10.26 to the Form SB-2.

         Enclosed is a copy of Exhibit 10.26 clearly marked "CONFIDENTIAL TREATMENT" with the specific portions the Company desires to keep confidential bracketed and highlighted to identify where confidential treatment is requested. With the exception of the Confidential Information, the Agreement has been filed in its entirety as Exhibit 10.26. A copy of Amendment No. 3 to the Form SB-2 is also enclosed for your review.

         In accordance with subsection (b) of Rule 24b-2, Exhibit 10.26 was filed with the Form SB-2 with asterisks to indicate that the omitted material was filed separately with the Commission.


         The paragraphs below set forth the following:

         (I) An explanation of the basis for the Company's request for confidential treatment with respect to the Confidential Portions of the Agreement;

         (II) An item by item presentation of the information for which the Company is requesting confidential treatment;

         (III) An explanation of why disclosure of this information is not necessary to protect investors;

         (IV) The time period for which confidential treatment is requested with respect to the Agreement and an explanation of the basis for such request;

         (V) A representation by the Company of its willingness to permit disclosure to other governmental agencies, offices or bodies (including, without limitation, the Congress) of the Confidential Portions;

         (VI) An objection to public disclosure of this letter; and

         (VII) The name, address and telephone number of the person to whom all notices and orders issued under this rule at any time should be directed.

I. Basis of Confidential Treatment Request.

Legal Background

         Rule 24b-2 of the Act provides that the Commission may grant confidential treatment if it determines that such treatment is justified under the Freedom of Information Act, 5 U.S.C. ss.552 (the "FOIA"). Subsection (b)(4) of 5 U.S.C. ss.552 ("Exemption 4") exempts from the broad public disclosure requirements of the FOIA "trade secrets and commercial or financial information obtained from a person and privileged or confidential." This exemption is intended to protect both the interests of commercial entities that submit proprietary information to the government and the interests of the government in receiving continued access to such data.

         According to the decision in Public Citizen Health Research Group v. Food and Drug Administration, 704 F.2d 1280, 1286 (D.C. Cir. 1983), there are two alternative tests under which information could be found to fall within Exemption 4: (i) the information can be found to consist of "trade secrets," in which case no further inquiry is necessary, or (ii) the information can be found to consist of commercial or financial information, in which case the exemption will apply only if such information was obtained on a privileged or confidential basis.

         "Trade secret," for purposes of Exemption 4, is a secret, commercially valuable plan, formula, process, or device that is used for making, preparing, compounding, or processing trade commodities and that can be said to be the end product of either innovation or substantial effort. Burnside-Ott Aviation Training Center. Inc. v. United States, 617 F. Supp. 279 (S.D. Fla. 1985).

         "Commercial or financial information" has been construed by the courts in accordance with its plain meaning, and broadly encompasses information relating to commerce or compiled in pursuit of profit. Critical Mass Energy Project v. Nuclear Regulatory Commission, 644 F. Supp. 344 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278 (D.C. Cir. 1987). Commercial or financial information is confidential within the meaning of Exemption 4 if it is not customarily released to the public from the person from whom it was obtained, and is likely to impair the Government's ability to obtain necessary information in the future or to cause substantial harm to the competitive position of the person from whom the information was obtained. S.Rep. No. 813, 89th Cong., 1st Sess. 9 (1965); National Parks and Conservation Association v. Morton, 498 F.2d 765 (1974); Burke Energy Corporation v. Department of Energy, 583 F. Supp. 507

(1984).  Evidence revealing actual competition and the likelihood of substantial
competitive  injury  is  sufficient  to  classify   commercial   information  as
confidential. Public Citizen, 704 F.2d at 1291.

Company Background and Competitive Environment

         The Company is a development stage biotechnology company utilizing multiple mechanisms of immunity with the intent to develop cancer vaccines that are more effective and safer than existing vaccines. To that end, the Company has licensed rights from The Trustees of the University of Pennsylvania ("Penn") to use a patented system to engineer a live attenuated Listeria monocytogenes bacteria (the "Listeria System") to secrete a protein sequence containing a tumor-specific antigen. Using the Listeria System, the Company believes it will force the body's immune system to process and recognize the antigen as if it were foreign, creating the immune response needed to attack the cancer. The Company's licensed Listeria System, developed at Penn over the past 10 years, provides a scientific basis for believing that this therapeutic approach induces a significant immune response to a tumor. Accordingly, the Company believes that the Listeria System is a broadly enabling platform technology that can be applied to many types of cancers. In addition, the Company believes there may be useful applications in infectious diseases and auto-immune disorders.

         Reference is also made to the following sections of the Form SB-2, filed with the Commission on February 3, 2005, as amended on April 7, 2005 and as further amended on May __, 2005, as it may be further amended: PROSPECTUS SUMMARY, RISK FACTORS ("We are dependent upon our license agreement with Penn, as well as proprietary technology of others."; "We have no manufacturing, sales, marketing or distribution capability and we must rely upon third parties for such."; "The biotechnology and biopharmaceutical industries are characterized by rapid technological developments and a high degree of competition. We may be unable to compete with more substantial enterprises.") and BUSINESS ("Partnerships and Agreements"; "Manufacturing" and "Competition").

General Basis for Confidential Treatment Request

A. Protectable Trade Secrets.

              The Company requests confidential treatment of the Confidential Portions contained in the Agreement on the basis that such Confidential Portions contain confidential and commercially valuable technical information of the Company. Specifically, some of the Confidential Portions may describe the range of functions provided by the Company's proprietary technologies, and the plans and processes by which such technologies are applied to address customer specifications - each of which make the Company's services unique and protectable under state and federal intellectual property rights laws. To the extent that the Company is required to publicly disclose Confidential Portions relating to the functions of its proprietary technologies, the Company's competitive advantages vis-a-vis its competitors - who provide similar services using different technologies applied in accordance with different plans and processes - would be materially compromised.

B. Protectable Commercial Information.

         The Company has expended considerable time and effort in negotiating the terms of the Agreement. If the Confidential Portions are made public, the Company's competitors will gain an advantage since such competitors will seek to negotiate similar or more advantageous terms with potential joint development parties, licensors or licensees. This is particularly true with respect to the provisions regarding pricing and commissions paid to such parties. Public disclosure of the Confidential Portions of the Agreement would provide competitors of the Company with a reference to offer marginally more attractive terms to potential clients thereby undercutting the Company's ability to enter into agreements with others or greatly reducing the competitive position of the Company.

C. Material Adverse Effect on the Formation of New Business Relationships.

         Public knowledge of the Confidential Portions of the Agreement would also place the Company in an adverse negotiating position with respect to potential clients. The Company would have great difficulty negotiating similar future agreements on more favorable terms because each potential contracting party, aware of the terms of the Agreement, would be disinclined to accept terms less attractive than those accepted by our current clients and business partners in the Agreement. Further, such potential contracting parties would know what concessions the Company was previously willing to bear. Thus, the Company may be unable to negotiate terms more favorable to it than are present in the Agreement if the Confidential Portions are disclosed.

         Public disclosure of the Confidential Portions of the Agreement could also make it very difficult for the Company to enter into similar agreements with third parties in the future, because such entities may be reluctant to contract with the Company if there is a strong likelihood that the sensitive terms of such contracts would be publicly disclosed by the Company. Such potential business partners may be more likely to seek a more substantial partner that would not consider the contract sufficiently material to merit public disclosure (as might be the case with a larger company) or a partner that is not subject to such disclosure obligations.

D.       General Considerations.

         The Company's Agreement would be worth little to the Company or the other parties to the Agreement if, by reducing their arrangements to writing, they made the public dissemination of commercially sensitive information more likely. Written contracts ensure against future misunderstandings. Public disclosure of such confidential commercial material could be a disincentive to reduce agreements to writing, with a consequent increase in risk to both parties. Additionally, such an approach would impair the government's ability to obtain necessary information in the future.

         Finally, disclosure of the Confidential Portions of the Agreement is wholly unnecessary for the protection of investors since such disclosure would not contribute at all to an understanding of the Company's business, and would, for the reasons described above in Sections A-D of this Article I, only compromise the future prospects of the business in which such investors are considering investing.

II. Itemization of Confidential Portions of the Agreement.

         The Company requests confidential treatment of the following Confidential Portions of the Agreement, as marked on the enclosed copy. Such Confidential Portions are deal specific negotiated terms which disclosure would have a material adverse affect on the business, operations and financial condition of the Company. For a more complete discussion of the reasons that the Confidential Portions require protection, see Articles I and III hereof.

Exhibit 10.26; Agreement. The Agreement is an agreement between the Company and Pharma-Olam International Ltd. ("POI").

         Page and Section     Reason
         ----------------     ------
         Attachment I         Confidential pricing and fee information and
                              confidential commercial information and deal
                              specific negotiated terms
         Attachment II        Confidential commercial information

III.     Investors' Interests Protected without Disclosure.

         In addition to the foregoing, the Company further believes that disclosure of this information is not necessary for the protection of investors in light of the broad disclosure as to the Company's overall commercial and financial status and the disclosure of a substantial portion of the Agreement in the Form SB-2. Confidential treatment is not requested for the material terms of the Agreement taken as a whole in that the Confidential Portions are specifically limited to proprietary technical and pricing and other commercial provisions. Indeed, the material for which confidential treatment has been requested is limited, and substantially all of the Agreement would otherwise be available for public inspection.

         The Confidential Portions of the Agreement are deal specific negotiated terms between the parties and such disclosure would have a material adverse affect on the business, operations and financial conditions of the Company. The Company believes that the only parties that would benefit from public disclosure of such information would be actual and potential competitors of the Company and/or its corporate partners and third parties who could use the Confidential Portions to the substantial detriment of the Company's business interests. For these reasons, the Company believes that disclosure would harm its stockholders and prospective investors. In contrast, knowledge of the Confidential Portions of the Agreement would demonstrate little to an investor with respect to his or her decision to purchase securities.

         For the above reasons, the Company believes that disclosure of the Confidential Portions of the Agreement would substantially harm the competitive position of the Company. The information contained in the Confidential Portions is not generally available to the public and the Company maintains a substantial program to protect its confidentiality, including requiring employees to execute confidentiality agreements with respect to the Company's proprietary information. Thus, the only way that the Company's competitors could gain access to this confidential, commercial information is through mandatory disclosure. To avoid the substantial harm inherent in such disclosure, the Company respectfully requests that the Confidential Portions of the Agreement be granted confidential treatment.

IV. Duration of Confidential Treatment.

Exhibit 10.26: Agreement. The Company believes that the Confidential Information will remain sensitive and likely to cause substantial harm to the competitive position of the Company if disclosed prior to the expiration of the term of the Agreement. Therefore, the Company requests that the Commission grant an order providing confidential treatment for the Confidential Information contained in the Agreement until termination of the Agreement. At the expiration of this period, the Confidential Information may be disclosed unless the Company then requests and is granted continued confidential treatment for any information the disclosure of which could have significant commercial consequences adverse to the Company. The Company believes that such periods represent a reasonable balance between the policy of full public disclosure and the Company's legitimate commercial and competitive needs and concerns.

V. Disclosure to Other Government Agencies.

         The Company consents to disclosure of the Confidential Portions of the Agreement to other governmental agencies, offices or bodies (including, without limitation, the Congress). The Company has voluntarily submitted the information for which confidentiality is sought to the Commission and no prior determinations by the Commission, other federal agencies or a court concerning confidential treatment have been made. Further, the Company will disclose in its future filings all material information about the Agreement required to be disclosed under the federal securities laws, rules and regulations in light of changing facts and circumstances, including, if appropriate, provisions regarding limitations on liability and time periods for bringing legal claims.

VI.      Objection to Public Disclosure of this Letter.

         The Company also hereby objects to public disclosure of the following because disclosure of such information would defeat the effectiveness of any confidential treatment granted hereunder:

              1. This transmittal letter;

              2. Any memoranda, notes, correspondence, or other writings made by any member or employee of the Commission or by the Company, or by any representative on their behalf relating to the Agreement, this transmittal letter, or any of the foregoing documents or any conference or telephone call with respect thereto; and

              3. Any copies or extracts of any of the foregoing.

VII.     Name of Contact Person.

         All notices and communications with respect to this application for confidential treatment should be addressed to:

                           Advaxis, Inc.
                           212 Carnegie Center
                           Suite 206
                           Princeton, NJ 08540
                           Telephone:  (609) 895-7150

                           With a copy to:

                           Reitler Brown & Rosenblatt LLC
                           800 Third Avenue
                           21st Floor
                           New York, NY 10022
                           Attn:  Gary Schonwald
                           Telephone:  (212) 209-3090

         It is the Company's understanding that if the Commission grants this application, a notation to that effect will be made at the appropriate place in the Agreement as filed with the Commission. It is also the Company's understanding that if the Commission determines that this application will be denied in whole or in part, it will so inform the Company, which may petition the Commission for a review of such denial.

         If you have any questions, please contact me at (212) 209-3090.

         Please stamp the enclosed copy of this letter with the date of filing, and return it to the undersigned in the self-addressed, stamped envelope provided. Thank you for your attention to this matter.

                                                       Very truly yours,

                                                       /s/ Gary Schonwald

                                                       Gary Schonwald, Esq.


(Enclosure)
cc: Freedom of Information Act Officer (Securities and Exchange Commission) Jeffrey Riedler Assistant Director (Securities and Exchange Commission) Albert Lee (Division of Corporate Finance)
     J. Todd Derbin (Advaxis, Inc.)
     Roni Appel (Advaxis, Inc.)

                        CONFIDENTIAL TREATMENT REQUESTED
                        BRACKETED AND HIGHLIGHTED VERSION



                      CLINICAL RESEARCH SERVICES AGREEMENT
                                     BETWEEN
                                  ADVAXIS, INC

                                       AND

                          PHARM-OLAM INTERNATIONAL LTD.

                                TABLE OF CONTENTS

RECITALS                                                                      1
1.       DEFINITIONS                                                          1
2.       INTERPRETATION                                                       5
3.       APPOINTMENT & RELATIONSHIP OF PARTIES                                5
4.       REPRESENTATIONS & WARRANTIES                                         6
5.       POI's OBLIGATIONS                                                    6
6.       THE COMPANY's OBLIGATIONS                                            7
7.       CRO COMPENSATION                                                     8
8.       INSURANCE                                                            9
9.       CONFIDENTIALITY                                                      9
10.      INTELLECTUAL PROPERTY                                               10
11.      ARBITRATION                                                         10
12.      NON-SOLICITATION OF STAFF                                           11
13.      TERM & TERMINATION                                                  11
14       CONSEQUENCES OF TERMINATION                                         13
15.      GENERAL PROVISIONS                                                  13
16.      APPLICABLE LAW                                                      15

Attachment I and IA    Payment Schedule, Budget, pass through and Timelines
                       Schedule

Attachment II          POI Clinical Research Services and POI deliverables

Attachment III         Protocol and Schedule of Procedures

     This Clinical Research Services Agreement (this Agreement) is made and entered into effective as of April 4, 2005, by and between Advaxis, Inc. (hereafter "THE COMPANY"), a Colorado Company with its principal office at 212 Carnegie Center, Suite 206, Princeton, New Jersey 08540, and PHARM-OLAM INTERNATIONAL LTD. (hereafter "POI"), a Texas limited partnership, with its principal office at 450 N Sam Houston Pkwy, Suite 450, Houston, TX 77060, United States.

                                    RECITALS

         WHEREAS, THE COMPANY is a biotech company that develops biological vaccines to cure cancer; and

         WHEREAS,   POI  is  a  contract   research   organization  that  plans,
implements, and manages clinical trials; and

         WHEREAS, THE COMPANY desires to engage POI to assist THE COMPANY in planning, implementing, and managing regulatory and conduct of a phase I clinical trial on an Investigational Biological Product Lovaxin C, as hereafter defined; and

         WHEREAS, POI is willing to accept such engagement on the terms and conditions set forth herein;

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and obligations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.       DEFINITIONS

         For purposes of this Agreement and the Protocol Synopsis, each capitalized term shall have the meaning ascribed to it in this Agreement. Each capitalized term not defined in this Agreement shall have the meaning ascribed to that term in the Protocol. In the event of a discrepancy in the meaning ascribed to a term in the body of this Agreement and the meaning ascribed to that term in the Protocol, the definition utilized in the body of this Agreement shall control.

                  1.1 "Case Report Form" or "CRF" means the record of pertinent information collected on each subject who participates in the Study;

                  1.2  "Clinical  Laboratory   Agreement"  means  the  Agreement
between THE COMPANY and the clinical laboratory or laboratories that will provide clinical laboratory services for the Study.

                  1.3 "Clinical Research Associate" or "CRA" means the person assigned by POI to monitor one or more Study Sites.

                  1.4 "Clinical Trial Agreement" means the agreement between POI and an Investigator that details the respective rights and obligations of both parties in relation to the Study;

                  1.5 "Clinical Trial Materials" means the Investigational Product, printed Case Report Forms, competitor substances, CRF monitoring conventions, the Protocol, the investigational drug brochure, informed consent form, guidelines for use of the Investigational Product, and all other materials provided by THE COMPANY to conduct the Study.

                  1.6  "Closeout  Services"  means those  services  described in
Section 14 to be performed by POI upon termination of this Agreement.

                  1.7 "Company Obligations" means the obligations of THE COMPANY under this Agreement.

                  1.8 "Confidential Information" means any information, whether written or oral, including all notes, studies, customer lists, forms, business or management methods, marketing data, fee schedules, or trade secrets of any member of the POI Group or of THE COMPANY, as appropriate, disclosed or otherwise made available to one party by the other party pursuant to this Agreement. Confidential Information shall also include the terms and provisions of this Agreement and any transaction or documents executed by the parties pursuant to this Agreement. In addition, Confidential Information shall include any data or information developed or generated in the course of performance of this Agreement. Publication of the fact that THE COMPANY and POI have entered into a clinical trials agreement, without disclosing the terms and provisions of this Agreement, shall not be construed as unauthorized disclosure of Confidential Information.

                  Confidential Information does not include any information that
(i) is or becomes generally available to and known by the public, other than as a result of an unauthorized disclosure directly or indirectly by the receiving party or its affiliates, advisors, or representatives; (ii) is or becomes available to the receiving party on a non-confidential basis from a source other than the furnishing party or its affiliates, advisors, or representatives, provided that such source is not and was not bound by a confidentiality agreement with or other obligation of secrecy to the furnishing party of which the receiving party has knowledge at the time of such disclosure; or (iii) has already been or is hereafter independently developed by the receiving party by persons not having access to the Confidential Information of the furnishing party.

                  The parties acknowledge that they have already executed a confidentiality agreement. ("CDA") In the event of a conflict or a contradiction between this Agreement and the CDA, the terms of the CDA shall control.

                  1.9 "CRO Compensation" means the compensation to be paid by THE COMPANY to POI as set out in Attachment 1.

                  1.10 "Effective Date" means the effective date of this Agreement as set forth in the initial paragraph of this Agreement.

                  1.11 "Food and Drug Administration" means the United States government agency responsible for ensuring compliance with the Food, Drug, and Cosmetics Act of 1938.

                  1.12 "Force Majeure Event" means an event beyond the reasonable control of the relevant party including, but not limited to, acts of God, a public enemy, or a civil or military authority; fires or other catastrophes; strikes, lockouts, or other industrial action taken by the employees of any party or any third party; delays in transportation; riots; or invasions, wars, or threats of war.

                  1.13 "Good Clinical Practice" means the clinical standards established by the FDA and counterpart agencies of each country in which the Study will take place, designed to regulate the activities of THE COMPANY's investigators, monitors, and Institutional Review Boards ("IRBs") involved in clinical drug testing.

                  1.14 "Institutional Review Board" means the independent group of professionals designated to ensure that the Study is safe and effective for human participation and that the Study adheres to the regulations issued by the FDA and any other applicable country-specific laws, regulations or guidelines.

                  1.15 "Investigational New Drug Application" or "IND" means the petition filed by THE COMPANY with the FDA requesting the FDA to allow human testing on the Investigational Product.

                  1.16  "Investigational   Product"  means  the  product  (drug,
device, or biologic) described in the Protocol that will be evaluated in this Study.

                  1.17 "Investigator" means an individual who actually conducts a clinical investigation, i.e., under whose immediate direction the Investigational Product is administered or dispensed to, or used involving a subject, or, in the event of an investigation conducted by a team of individuals, is the responsible leader of that team.

                  1.18 "POI Group" means the following persons and entities, as constituted at the date of this Agreement or subsequently: (i) POI; and (ii) any person or entity that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with POI.

                  1.19 "POI's Obligations" means the obligations of POI under this Agreement.

                  1.20 "Project Manager" means the manager assigned by POI to be the primary contact person between POI and THE COMPANY during the Study.

                  1.21 "Protocol" means the plan that describes the objectives, study design, and methodology and any approved amendments thereto, which is attached as Attachment III, and which is herein incorporated by reference.

                  1.22 "Regulatory Requirements" means those laws, regulations, and professional and ethical standards and guidelines then in effect in the countries in which the Study is conducted that apply to the Investigational Product or clinical trials in general.

                  1.23 "Related Products" means any product (drug, device, or biologic), other than the Investigational Product, administered or utilized as part of this Study.

                  1.24 "Serious Adverse Event" shall take the meaning given this term in the Protocol.

                  1.25 "Services" means the services to be furnished by POI in connection with the Study as set out in this Agreement and the list of deliverable specified in Attachment II.

                  1.26 "Staff" means the staff assigned to the Study by THE COMPANY either directly or indirectly through the Clinical Trial Agreement.

                  1.27 "Standard Operating Procedures" or "SOP's" means internal procedures for the management of a clinical trial designed to ensure that the trial is carried out in a consistent, controlled, and effective manner.

                  1.28 "Study" means the clinical trial of the Investigational Product, the details of which are set out in the Attachments I, II and III and the Protocol..

                  1.29 "Study Documents" means the documents produced by POI in connection with the Study that are, in the sole discretion of POI, necessary for the production of the Final Study Report.

                  1.30 "Term" means the duration of this Agreement as set out in
Section 13.

2.       INTERPRETATION

                  2.1 Words of any gender used in this Agreement shall be held and construed to include any other gender, and words in the singular number shall be held to include the plural, and the plural to include the singular, unless the context requires otherwise.

                  2.2 The headings of the sections of this Agreement are inserted for convenience only and in no way define, limit, or prescribe the intent of this Agreement.

                  2.3 Unless otherwise specified, references in this Agreement to Sections and Attachment I are to the sections of, and Attachment I to, this Agreement. Attachment I is deemed to be incorporated into, and form part of, this Agreement, and the term "Agreement" shall be construed accordingly.

                  2.4 Unless otherwise specified, any reference to a statute, rule, or regulation shall be to that statute, rule, or regulation as amended from time to time.

3. APPOINTMENT AND RELATIONSHIP OF PARTIES

                  3.1 THE COMPANY hereby engages the services of POI, and POI accepts such engagement, to perform the Study and the Services, under the terms and conditions contained in this Agreement.

                  3.2 During the Term, POI shall at all times be the independent contractor of THE COMPANY, and nothing in this Agreement is intended, nor shall be construed, to create between THE COMPANY and POI the relationship of principal and agent, employer and employee, partnership, or joint venture, and the parties shall not represent themselves otherwise.

                  3.3 THE COMPANY shall be liable for its own debts, obligations, acts or omissions, including but not limited to the payment of all required compensation, withholding, social security and other taxes or benefits for THE COMPANYs employees. Likewise, POI shall be liable for its own debts, obligations, acts or omissions, including but not limited to the payment of all required compensation, withholding, social security and other taxes or benefits for POI's employees.

                  3.4 If the Internal Revenue Service or any other government authority shall, at any time, question or challenge the independent contractor status of POI, upon receipt by either party of notice from the Internal Revenue Service or any other governmental authority, the receiving party shall promptly notify the other party and afford the other party the opportunity to participate in any discussion or negotiation with the Internal Revenue Service or other government authority, regardless as to who initiates such discussions or negotiations.

4. REPRESENTATIONS AND WARRANTIES

                  4.1 POI warrants to THE COMPANY that it has the authority to enter into this Agreement.

                  4.2 THE COMPANY warrants to POI that (i) it has the authority to enter into this Agreement; and (ii) all consents and approvals required for the Study (except for the consent of the individuals who will participate in the Study) have been, or will be obtained prior to initiation of the Study.

5. POI'S OBLIGATIONS

         In addition to POI's Obligations set forth in Attachment I and II and elsewhere in this Agreement, POI shall have the following obligations:

                  5.1 Before commencement of the Study, POI shall assign to the Study a Project Manager and sufficient personnel, including CRAs, with suitable experience and training to fulfill POI's obligations under this Agreement. Any change in the Project Manager thereafter must be reasonably acceptable to THE COMPANY.

                  5.2 POI shall apply to the Study systems of quality control designed to ensure that, as far as is reasonably practicable, THE COMPANY and the Investigators conduct the Study; generate data; and record and report data, all in compliance with the Regulatory Requirements, Good Clinical Practice, the Protocol, and this Agreement, in that order.

5.3 POI shall use its best efforts to perform the Services and deliverables within the time frames specified in Attachment I.

                  5.4 POI shall procure and maintain consents, approvals, licenses, and operating certificates as required.

                  5.5 POI shall retain all material Study Documents, as determined by POI in its sole discretion, until this Agreement has terminated and all Closeout Services has been performed. All Study Documents and CRF's will be forwarded to THE COMPANY after the Study is completed.

                  5.6 Company shall have the right to visit and co-monitor a Study Site or inspect and audit any of the Study Documents maintained by POI. All such visits and inspections must be conducted during normal working hours on regular business days, unless otherwise agreed. POI shall arrange access to the Study Site as soon as reasonably practicable following notification by THE COMPANY.

                  5.7 POI will provide THE COMPANY with written status reports in accordance with either THE COMPANY or POI SOP's.

                  5.8 POI shall notify THE COMPANY by phone immediately after becoming aware of a Serious Adverse Event and shall submit an initial written report to THE COMPANY regarding that Serious Adverse Event via facsimile within 24 hours after POI becomes aware of any such event.

                  5.9 POI shall indemnify and save harmless THE COMPANY, its officers, agents, and employees from all suits, actions, losses, damages, claims, or liability of any character, types, or description, including without limiting the generality of the foregoing, all expenses of litigation, court costs, and reasonable attorney's fees for injury or death to any person, or injury to property, received or sustained by any person or persons or property, arising out of, or occasioned by POI (or its agents or employees), in connection with its execution or performance of this Agreement. The Investigators are not and shall not be deemed the agents of POI for purposes of this Section 5.9. THE COMPANY will notify POI of any claim or suit which may be subject to the provisions of this Section 5.9 as soon as reasonably practicable after receiving notice of the claim. POI shall have the sole right to control and settle any such claim or suits, and THE COMPANY shall make all reasonable efforts to cooperate (at POI's expense) as requested by POI in handling any such claim or suit.

                  5.10 For the removal of any doubt, subject to the Company providing POI with the materials necessary for POI to complete and write the Investigational Product, POI shall be responsible to obtain all approvals, construct all the necessary written materials submit any and all applications as necessary, and cause the Phase I clinical trial to be conducted and completed in accordance with the Protocol (a draft of which is attached hereto as Attachment
III) and in a form and manner acceptable to the US Food and Drug Administration.

                  5.11 In the event the Phase I study is conducted out of the US, POI shall follow the Special Protocol Assessment procedure of the US Food and Drug Administration and seek the feedback or approval of the US Food and Drug Administration to the Protocol.

                  5.12 Outside regulatory consultant: POI will work with a third party regulatory consultant pre approved by THE COMPANY.

                  5.13 POI shall be responsible for the list of services and deliverables specified in Attachment II. POI as the contracted research organization agrees to conduct the proposed phase 1b trial for Advaxis with the highest quality of care and in compliance with accepted standards of Good Research Practice and Good Laboratory Practice. Without derogating from the generality of the foregoing statement, the standards of management mentioned in Attachment II shall apply.

6. THE COMPANY'S OBLIGATIONS

         In addition to THE COMPANY's  Obligations set forth in the Attachment I
and  elsewhere  in  this  Agreement,   THE  COMPANY  shall  have  the  following
obligations:

                  6.1 THE COMPANY shall provide POI, at no expense to POI (i) with all information and documentation reasonably necessary for POI to perform its duties hereunder, including but not limited to, all Clinical Trial Materials; and (ii) with all advice, guidance, and assistance reasonably requested by POI to fulfill it duties under this Agreement.

                  6.2 Except for the POI obligations in Paragraph 5.4, or as otherwise specifically provided herein, THE COMPANY shall procure and maintain all consents, approvals, licenses, and operating certificates required to conduct the Study. THE COMPANY shall also develop, comply with, and require Staff to comply with, policies and procedures designed to assure, at all times, that such consents, approvals, licenses, and operating certificates remain in effect throughout the Term.

                  6.3 THE COMPANY shall indemnify and save harmless POI, its officers, agents, and employees from all suits, actions, losses, damages, claims, or liability of any character, types, or description, including without limiting the generality of the foregoing, all expenses of litigation, court costs, and attorneys' fees for injury or death to any person, or injury to property, received or sustained by any person or persons or property, arising out of, or occasioned by the Investigational Product or the acts or omissions of the Staff or THE COMPANY (or its agents or employees), in connection with the Study or their execution or performance of this Agreement. POI will notify THE COMPANY of any claim or suit which may be subject to the provisions of this
Section 6.3 as soon as reasonably practicable after receiving notice of the claim. THE COMPANY shall have the sole right to control and settle any such claims or suits, and POI shall make all reasonable efforts to cooperate (at THE COMPANY's expense) as requested by THE COMPANY in handling any such claim or suit.

7. CRO COMPENSATION

                  7.1 THE COMPANY shall pay POI the amounts set forth in Attachment I for all services provided and expenses incurred by POI pursuant to this Agreement, according to the payment schedule set forth in Attachment I. Upon early termination of this Agreement pursuant to Sections 13.2, 13.3, or 13.4, THE COMPANY shall continue to pay POI the amounts set forth in Attachment I for all services provided by POI prior to the termination of this Agreement and for the Closeout Services furnished by POI after the termination of this Agreement, provided that in no event will the amount owed to POI exceed the maximum amounts specified in Attachment I.

                  7.2 POI shall submit invoices to THE COMPANY upon the completion of each payment milestone event set forth in Attachment I. THE COMPANY shall make full payment of such sums by check or in cleared funds to such bank account in the United States as POI may reasonably specify from time to time, upon receipt of invoice ("Due Date"), without any deduction, set off or withholding except any tax which THE COMPANY is required by law to deduct or withhold. Any amounts which remain unpaid for thirty (30) days or more after the Due Date shall bear interest at the rate equal to 8% per annum. Interest shall be computed on the basis of a 365 or 366-day year, as the case may be, subject to the provisions hereof limiting interest to the maximum rate of interest allowed by applicable law. If any amounts remain unpaid for ninety (90) days or more after the Due Date, POI shall have the right to discontinue all work and services under this Agreement until such amounts are paid in full.

                  7.3 If THE COMPANY is required by law to make any tax deduction or withholding, THE COMPANY shall provide reasonable assistance as requested by POI to assist POI to claim exemption from, or if that is not possible a credit for, the deduction or withholding under any applicable double taxation or similar agreement. THE COMPANY shall also supply POI from time to time with proper evidence as to the deduction or withholding and payment over of the tax deducted or withheld.

8.       INSURANCE

                  8.1 THE COMPANY and POI shall each maintain, at its sole cost and expense, insurance coverage with a reputable insurer (which shall be either occurrence based or claims made coverage) in an amount usual and customary for companies engaged in activities as contemplated by this Agreement. All such insurance shall be in place before the first patient is enrolled in the Study. Each shall designate the other party as an additional named insured on all such policies, and an endorsement shall be made on each such policy prohibiting the insurer from canceling the policy for any reason or substantially modifying its terms without first giving the other party at least twenty-eight (28) days written notice of its intention to do so.

                  8.2 Upon request by either party, the other party shall provide evidence of that party's compliance with this Section.

9.       CONFIDENTIALITY

                  9.1 Except as specified in the following Section, each of the parties agrees (i) that it shall not disclose any Confidential Information of the other party to other persons without the express written authorization of the other party; (ii) that such Confidential Information shall not be used in any way detrimental to the other party; and (iii) that the parties will keep such Confidential Information confidential and will ensure that its affiliates and advisors who have access to such Confidential Information comply with these non-disclosure obligations.

                  9.2 Notwithstanding the foregoing, the parties may disclose Confidential Information to (i) those of its representatives, including, but not limited to the other party's legal, financial and accounting advisors, who need to know Confidential Information for the purpose of conducting this Study, it being understood and agreed by the parties that such representatives will be informed of the confidential nature of the Confidential Information, will agree to be bound by this Section, and will be directed by the respective party not to disclose to any other person any Confidential Information; and (ii) the FDA, an IRB, or comparable governmental or professional body with jurisdiction over the Study provided such disclosure is requested by the respective governmental or professional body or is required in order to satisfy Section 6.1.

                           In the event that either party  determines that it is
required by law to disclose the other party's Confidential Information, or such disclosure is in response to a subpoena or a similar legal process, such disclosure shall be permitted provided that the other party required to make such disclosure promptly notifies the other party and assists the other party in obtaining a protective order or other appropriate remedy.

10.      INTELLECTUAL PROPERTY

                  10.1 POI acknowledges that, as between THE COMPANY and POI, any and all intellectual property rights that may arise in the Study itself shall belong solely to THE COMPANY, including without limitation all data generated in the course of the Study, and all Clinical Trial Materials.

                  10.2 THE COMPANY acknowledges that, as between POI and THE COMPANY, any and all intellectual property rights in works authored by POI before the Effective Date of this Agreement and works authored by POI independent of the Study shall belong to POI.

11.      ARBITRATION

                  11.1 Any controversy or claim between the parties arising out of or relating to this Agreement, shall be finally determined and settled pursuant to arbitration in Princeton, NJ, by three disinterested arbitrators each of whom (i) shall have at least 5 years of experience as an arbitrator and
(ii) shall be associated with the American Health Lawyers Association ADR Service or the American Arbitration Association. One arbitrator shall be appointed by THE COMPANY, one arbitrator shall be appointed by POI, and one arbitrator shall be appointed by such party-appointed arbitrators. The third arbitrator shall be an attorney and shall act as chairman. Should either party fail to appoint an arbitrator as contemplated in this Section within 10 days after that party has received such written request, or if the two arbitrators appointed by or on behalf of the parties as contemplated in this Section fail to appoint a third arbitrator, then upon application by either party, the remaining arbitrator(s) shall be appointed pursuant to the Commercial Arbitration Rules of the American Arbitration Association, which arbitrator(s) shall fill such position with the same force and effect as though such arbitrator(s) had been appointed as contemplated in this Section.

                  11.2 The arbitration proceedings shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association. A determination, award, or other action shall be considered the valid action of the arbitrators if supported by the affirmative vote of two or three of the three arbitrators. The costs of arbitration (exclusive of a party's own costs incurred in attending the arbitration, and of the fees and expenses of legal counsel to such party, all of which shall be borne by such party) shall, in the discretion of the arbitrators, be ordered to be paid by the one or both of the parties either equally or in such proportions as may be decided by the arbitrators. The arbitration award shall be final and binding, and judgment upon such award may be entered in any court having jurisdiction. Notwithstanding any other provision hereof, no party shall be awarded punitive or exemplary damages in any arbitration hereunder.

12. NON-SOLICITATION OF STAFF

         During the term of this Agreement and for a period of twelve months following its termination or expiration, THE COMPANY shall not directly or indirectly (i) solicit or entice any employee or contractor of POI with whom it comes into contact as a result of participation in the Study, to be employed by it or any other person or entity; or (ii) approach any such employee or contractor for such purpose or authorize or approve the taking of such action by any other person.

13. TERM AND TERMINATION

                  13.1 This Agreement shall commence on the Effective Date and, unless terminated pursuant to this Section 13, shall continue until such time as the Services and Closeout Services have been completed.

                  13.2 This Agreement may be terminated upon the mutual, written consent of both parties. This Agreement may also be terminated by THE COMPANY without cause upon thirty (30) days prior written notice to the other party.

                  13.3 Either party may immediately terminate this Agreement for cause, upon written notice to the other party stating the date of termination, pursuant to the following:

                           13.3.1   Termination  by POI. POI may terminate  this
Agreement for cause upon the occurrence of any of the following events:

                                    (i)  THE  COMPANY   fails  to  maintain  the
insurance coverage required by Section 8.1;

                                    (ii)  The  FDA,   IRB,  or  any   regulatory
authority with jurisdiction over the Study suspends or revokes any consent, approval, license, or operating certificate required to conduct the Study;

                                    (iii) If THE COMPANY  enters into a Clinical
Trial Agreement with an Investigator relating to the Study, and the Investigator or any member of the Investigator's staff fails to possess all qualifications, training, and licenses necessary to perform the duties and obligations of that individual under that agreement or fails in any material manner to abide by the provisions of the Regulatory Requirements or this Agreement; provided, however, that THE COMPANY may cure any such deficiency by removing the affected individual from providing services under this Agreement;

                                    (iv)  THE  COMPANY   breaches  any  material
provision of this Agreement,  other than those  specifically  referenced in this
Section 13.3.1, and fails to remedy that breach within 30 days after receiving notice of such breach; or

                                    (v) THE  COMPANY  files a  petition  for the
appointment of a receiver in liquidation or a trustee with respect to itself or any of its property; or any person other than THE COMPANY files a petition for the appointment of a receiver in liquidation or a trustee with respect to THE COMPANY in bankruptcy, insolvency, or reorganization, compromise, adjustment or other relief relating to the relief of debtors, and such involuntary petition is not vacated or set aside or stayed within 60 days from THE COMPANY's receiving notice of such petition.

                           13.3.2   Termination  by THE COMPANY. THE COMPANY may
terminate this Agreement for cause upon the occurrence of any of the following events:

                                    (i)  The  FDA,   IRB,   or  any   regulatory
authority with jurisdiction over the Study suspends or revokes any consent, approval, license, or operating certificate required to conduct the Study;

                                    (ii)    The occurrence of a Serious  Adverse
Event which should cause the Study to be terminated due to safety concerns

                                    (iii)   POI breaches any material  provision
                                            of this Agreement, other than those
specifically referred to in this Section 13.3.2, and fails to remedy that breach within 30 days after receiving notice of such breach; or

                                    (iv)   POI   files   a   petition   for  the
appointment of a receiver in liquidation or a trustee with respect to itself or any of its property; any entity POI controls makes a voluntary assignment for the benefit of creditors or files a petition in bankruptcy or insolvency or for reorganization, compromise, adjustment, or other relief; or if any person other than POI files a petition for the appointment of a receiver in liquidation or a trustee with respect to POI or any entity it controls in bankruptcy, insolvency, or reorganization, compromise, adjustment or other relief relating to the relief of debtors, and such involuntary petition is not vacated or set aside or stayed within 60 days from POI's receiving notice of the petition.

                  13.4 In the event of any change or reinterpretation of a Regulatory Requirement, the adoption of any new law or regulation, or the initiation of an enforcement action with response to laws, regulations, or guidelines applicable to this Agreement, any of which shall affect the legality of this Agreement, the parties agree to negotiate in good faith to amend this

Agreement to comply with the offended law or regulation. If the parties do not agree to such amendment within 30 days prior to the effective date of the offended law or regulation (or such earlier time as may be required to comply), then either party may terminate this Agreement immediately by giving written notice to such effect to the other party.

14. CONSEQUENCES OF TERMINATION

                  14.1 The termination of this Agreement for any reason shall not affect any right or remedy existing hereunder prior to the effective date of termination.

                  14.2 Without limiting the foregoing, upon termination of this Agreement, THE COMPANY shall, in addition to all CRO Compensation then due, compensate POI, as specified in Attachment I, for all Closeout Services required to terminate and closeout the Study, including but not limited to, any activities necessary to satisfy the requirements of any governmental, regulatory, or professional authority with jurisdiction over the Study

15. GENERAL PROVISIONS

                  15.1 This Agreement sets forth the entire agreement and understanding among the parties as to the matters contained therein, and merges and supersedes any prior discussions, agreements, and understanding of every kind and nature relating thereto.

                  15.2 Any amendment of or modification to this Agreement shall become effective only if it is in writing and executed by the parties.

                  15.3 This Agreement shall be binding upon, and inure to the benefit of, the parties and their respective legal representatives, trustees, receivers, successors and permitted assigns.

                  15.4 Except as otherwise specified in this Agreement or otherwise agreed to by the parties in writing, all notices, requests, demands, and other communications provided for in this Agreement shall be in writing in English and shall be deemed to have been given at the time when personally delivered, or mailed by registered or certified mail, return receipt requested, to the address of the other party stated below or to such other address as any such party may have fixed by notice, provided, however, that any notice of change of address shall be effective only upon receipt by addressee.

                  All notices to THE COMPANY shall be addressed to:

                  Mr. Todd Durbin
                  Advaxis, Inc.
                  212 Carnegie Center, Suite 206
                  Princeton, N.J. 08540

                  If notices or communications by telephone or facsimile are specifically authorized in this Agreement or otherwise agreed to by the parties in writing, calls to THE COMPANY shall be placed and facsimiles to THE COMPANY shall be sent to the following numbers:
                  Phone:     609 895 7150  Fax: 801 459 3596.

                  All notices to POI shall be addressed to:
                  John Hovre
                  Executive Vice President
                  Pharm-Olam International Ltd.
                  450 N. Sam Houston Pkyw. Ste 250
                  Houston, TX  77060

                  If notices or communications by telephone or facsimile are specifically authorized in this Agreement or otherwise agreed to by the parties in writing, calls to POI shall be placed and facsimiles to POI shall be sent to the following numbers:
                  Phone:   (713) 463-8075
                  Fax:     (713) 463-8281

                           The  parties  shall give  notice to each other of any
change of their address or telephone, facsimile, or similar number at the earliest possible opportunity.

                  15.5 All agreements of the parties, as well as any rights or benefits accruing to them, pertaining to a period of time following the termination or expiration of this Agreement or any of its provisions, including but not limited to Paragraph 6.3, and Sections 7 through 12, and 14, shall survive such termination or expiration hereof and shall not be merged.

                  15.6 The waiver by any party of a breach or default by any other party shall not operate as a waiver of a continuing or subsequent breach or default of the same or a different nature or kind.

                  15.7 If any provision of this Agreement or the application of any such provision to any person or circumstance is held invalid, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected unless the invalid provision substantially impairs the benefits of the remaining provisions of this Agreement.

                  15.8 No party may assign this Agreement or its rights and duties hereunder, without the prior written consent of the other party, except that THE COMPANY may assign this Agreement to a purchaser or acquirer of substantially all of the business to which this Agreement relates.

                  15.9 The provisions of this Agreement shall be self-executing and shall not require further agreement by the parties except as may otherwise be specifically provided in this Agreement; provided, however, that, at the request of a party, the other party shall execute such additional instruments and perform such additional acts as may be reasonably necessary to effectuate this Agreement.

                  15.10 This Agreement may be executed in counterpart originals, with each counterpart to be deemed an original, but all counterparts together shall constitute a single instrument.

                  15.11 In the event that performance by a party of any of its obligations under the terms of this Agreement shall be interrupted or delayed by a Force Majeure, that party shall be excused from such performance for the same amount of time as such occurrence shall have lasted or such period of time as is reasonably necessary after such occurrence abates for the effects thereof to have dissipated.

16. APPLICABLE LAW

     This Agreement shall be governed by and be construed under the laws of the State of New Jersey, without giving effect to its choice-of-law rules, and exclusive venue of any action or other proceeding that may be brought or arise out of, in connection with, or by reason of this Agreement shall be in NJ, United States.



IN WITNESS WHEREOF, this Agreement is executed by the parties hereto and is effective as of the day and year first above written.


Adavaxis, Inc.


By:      ____________________________________


Pharm-Olam, Int'l.

By:      ____________________________________

John Hovre, its Executive Vice President


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

                  Attachment I

                                    Timelines and Payment Schedule

Timelines:

Event                                                              Date

Protocol Completion and Investigator Brochure             Completed and attached
Submitting request for Special
Protocol Assessment meeting with FDA                      [May 1, 2005]
Special Protocol Assessment meeting with FDA              [June 1, 2005]
Submit to Ethics Committee and RA, [Mexico and Serbia]    [June 15, 2005]
Submit IND with FDA                                       [August 1, 2005]
Approval [Serbia]                                         [August 15, 2005]
Approval [Mexico].........................................[October 1, 2005]
First patient in to study [Serbia]                        [September 15, 2005]
Last patient in to study                                  [December 15, 2005]
Interim report                                            [February 15, 2006]
Last patient out of study                                 [April 15, 2006]
Close database                                            [April 30, 2006]
Statistical analysis complete                             [May 15, 2006]
Study draft Final Report                                  [May 30, 2006]


--------------------------------------------------------------- ----------------
CRO Total Grant                                                        $430,000
--------------------------------------------------------------- ----------------
      Excluding pass-through costs

         Payment Schedule for Services:


--------------------------------------------------------------- ----------------
[10% at execution of Clinical Research Services Agreement]         [$  43,000 ]
--------------------------------------------------------------- ----------------
[10% upon Protocol and IB completion]                             [ $  43,000 ]
--------------------------------------------------------------- ----------------
[15% Minister of Health Approval in both countries]               [ $  64,500 ]
--------------------------------------------------------------- ----------------
[15% 10 patients in]                                                [ $ 64,500]
--------------------------------------------------------------- ----------------
[10% Last patient in*]                                            [ $  43,000 ]
--------------------------------------------------------------- ----------------
[20% Last patient out*]                                           [ $  86,000 ]
--------------------------------------------------------------- ----------------
[20% Signed Final Report*]                                        [ $  86,000 ]
--------------------------------------------------------------- ----------------

[* these payments are subject to the closing of an equity financing equal or greater to $[5 million on or after March 31, 2005.]

         Pass-throughs:

Invoices will be sent to Advaxis, Inc for all pass-through cost.

The parties agree that the pass-through costs shall not exceed the cost structure detailed in Attachment IA:



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

                                  Attachment IA
                                                                   Pass-throughs

----------------------------------------------------------------------------------------------------------
                Item                         Cost ($)                           Notes
----------------------------------------------------------------------------------------------------------
[Administrative   cost   (telephones,       [$30,100]       [Will be billed  monthly  over first 12 month
faxs, mail, etc. 7% of clinical                             period]
service cost]
----------------------------------------------------------------------------------------------------------
[Project manager one site visit]            [$1,200 ]       [flight, hotel and food]
----------------------------------------------------------------------------------------------------------
[CRA travel and expenses]                   [$4,680 ]       [At 400  miles  per  visit at $0.40  per mile
                                                            and $120 for  hotel  and food for 18 trips to
                                                            site]
----------------------------------------------------------------------------------------------------------
[CRF preparation and printing]              [$2,500 ]       [30 CRFs at $75.00 each]
----------------------------------------------------------------------------------------------------------
[Investigator   fees  estimated  from                       [20 completed patients @ $6,000]
protocol synopsis]                         [$120,000 **]
----------------------------------------------------------------------------------------------------------
[Plasma sample shipment for titers ]        [$10,000 ]      [20 shipments @ $500 each]
[Import fee]                                 [$600 ]        [Vaccine shipment into Mexico]
[Medical Insurance]                         [$12,000 ]      [20 patient @ 600 per patient]
----------------------------------------------------------------------------------------------------------
Total                                      [$181,080 ]
----------------------------------------------------------------------------------------------------------

[Cost all study specific immunogenic lab test not include in investigator fee.]

[** POI to provide a detailed breakdown if these fees.]


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

                                  Attachment II
                Clinical Research Services and POI's deliverables

POI Deliverables

1.       Protocol Completion
2.       Investigator Brochure completion
3.       Submitting request for Special Protocol Assessment meeting with FDA
4.       Special Protocol Assessment meeting with FDA
5.       Submit to Ethics Committee and RA, [Mexico and Serbia]
6.       Submit IND with FDA
7.       Obtain Approval for Phase I in Lovaxin C in [Serbia]
8.       Obtain Approval for Phase I in Lovaxin C in [Mexico]
9.       Recruit 2 Phase I study sites In [Serbia]
10.      Recruit 2 Phase I study sites In [Mexico]
11. Provide an Interim study report after 10 patients have completed the treatment
12.      Create and manage a database accessible to Advaxis at all times.
13.      Perform and complete statistical analysis
14.      Study draft Final Report
15.      Study final report


                           Quality of Study Management

1. A site screening visit that assures each site has the appropriate facilities and personnel to conduct the proposed study. This includes approved and certified physicians, a dedicated study nurse, and adequate clerical personnel necessary facilities for patient visits, diagnostic devices, and so forth.

2. A study initiation visit for previously screened sites in which the specific details of the protocol are reviewed in detail and instruction is given to the site personnel as to the correct methods for conducting the study. Specific attention is paid to following the study plan and schedule, collecting information, completing case report forms (CRF) and assuring their veracity when compared with the patient charts.

3. A monitoring schedule which assures that CRFs are audited on a timely basis. Weekly calls to the site to track patient enrollment and visits at least once per month to assure adequate patient enrollment, enrolled patients are being treated in compliance with the protocol as written, auditing of CRF against original documents (patient charts, scans, X-rays, lab reports, etc). The retrieval of all CRF, or portions of CRF, which are completed, audited, and ready for data entry.

4. Verification of data entered into the analytic database against the CRF data forms to assure the reliability of the data to be analyzed.


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

                                 Attachment III
                                    Protocol



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